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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Subject Company (Issuer))

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Filing Persons (Offeror))

Zero Coupon Convertible Debentures due 2021
(Title of Class of Securities)

902118 AW 8
(CUSIP Number of Class of Securities)

William B. Lytton, Esq.
c/o Tyco International (US) Inc.
9 Roszel Road
Princeton, New Jersey 08540
(609) 720-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Steven R. Finley, Esq.
Sean P. Griffiths, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
(212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$727,492.92	$85.63
*
Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Debentures due 2021, as described herein, is $787.33 per $1,000 principal amount at maturity outstanding. As of January 13, 2005, there was approximately $924,000.00 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $727,492.92.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$85.63	Filing Party:	Tyco International Ltd.
Form or Registration No.:	005-43685	Date Filed:	January 14, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

        Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I (the "Schedule TO-I"), originally filed by Tyco International Ltd., a company organized under the laws of Bermuda ("Tyco"), and Tyco International Group S.A., a company organized under the laws of Luxembourg and a wholly-owned subsidiary of Tyco (the "Company"), and relates to the offer to purchase the Zero Coupon Convertible Debentures due 2021 issued by the Company on February 12, 2001 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated January 14, 2005 (the "Company Notice"), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(2) to the Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option"). The Securities were issued pursuant to an Indenture, dated February 12, 2001, by and among the Company, Tyco and U.S. Bank, N.A. (as successor trustee to State Street Bank and Trust Company), as Trustee ("Trustee"), as amended by Supplemental Indenture No. 1, dated January 10, 2003, by and among the Company, Tyco and Trustee (the "Indenture").

        The Option expired at 5:00 p.m., New York City time, on Monday, February 14, 2005. This Schedule TO-I, as amended, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 11. Additional Information.

        Item 11 of the Schedule TO-I is hereby amended and supplemented to include the following information:

          The Company has been advised by the Trustee that Securites with an aggregate principal amount at maturity of $835,900.00 were validly surrendered for repurchase and not withdrawn and the Company has repurchased all of such Securities. The purchase price for the Securities was $787.33 in cash per $1,000 in principal amount at maturity. The aggregate purchase price for all of the Securities validly surrendered for repurchase and not withdrawn was $658,129.15.

Item 12. Exhibits.

(a)(1)(A)	Company Notice to Holders of Tyco International Group S.A. Zero Coupon Convertible Debentures due 2021, dated January 14, 2005.*
(a)(1)(B)	Form of Purchase Notice.*
(a)(1)(C)	Form of Notice of Withdrawal.*
(a)(1)(D)	Substitute Form W-9.*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(b)	Not applicable.
(d)(1)
Indenture, dated February 12, 2001, by and among Tyco International Group
S.A., Tyco International Ltd. and State Street Bank and Trust Company
(incorporated by reference to Exhibit 4.2 to Tyco's Registration Statement on
Form S-3 (File Nos. 333-57180 and 333-57180-01), as filed with the Securities and Exchange Commission on March 16, 2001).
(d)(2)
Supplemental Indenture No. 1, dated January 10, 2003, by and among Tyco
International Group S.A., Tyco International Ltd. and U.S. Bank, N.A., as successor trustee to
State Street Bank and Trust Company (incorporated by reference to Exhibit (d)(2) to Tyco and the Company's Schedule TO-I, as filed with the Securities and Exchange Commission on January 14, 2003).
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TYCO INTERNATIONAL LTD.
By:	/s/ DAVID J. FITZPATRICK Name: David J. FitzPatrick Title: Executive Vice President and Chief Financial Officer
TYCO INTERNATIONAL GROUP S.A.
By:	/s/ MICHELANGELO STEFANI Name: Michelangelo Stefani Title: Managing Director

Dated: February 15, 2005

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INTRODUCTORY STATEMENT
SIGNATURE